                                   EXHIBIT 10

                         SUBSIDIARIES OF THE REGISTRANT

On November 1, 1993 and July 9, 1996, the Company formed two wholly-owned subsidiaries, HCRI Pennsylvania Properties, Inc. and HCRI Overlook Green, Inc., respectively. These Pennsylvania corporations were created to own real estate in the State of Pennsylvania.

On December 27, 1996 and December 30, 1996, the Company formed a wholly-owned subsidiary, HCRI Texas Properties, Inc., a Delaware corporation, and HCRI Texas Properties, Ltd., a Texas limited partnership, respectively. Both entities were created in connection with real estate investments in the State of Texas.

                                      -43-